Exhibit 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-264063 on Form S-8 of our report dated June 14, 2022 relating to the financial statements of Algoma Steel Group Inc. appearing in this Current Report on Form 6-K dated June 14, 2022.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

June 14, 2022